

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 28, 2015

<u>Via E-mail</u>
Daniel Alberto Rodriguez Cofré
Chief Financial Officer
Mexican Economic Development, Inc.
General Anaya No. 601 Pte.
Colonia Bella Vista
Monterrey, NL 64410 Mexico

  Re: Mexican Economic Development, Inc.
    Form 20-F for the Year Ended December 31, 2014
    Filed April 21, 2015
    File No. 001-35934

Dear Mr. Cofré:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

       Sincerely,

       /s/Tia L. Jenkins

       Tia L. Jenkins
       Senior Assistant Chief Accountant
       Office of Beverages, Apparel, and
       Mining